Exhibit 4.1
Execution Version

AMENDMENT NO. 2, dated as of March 6, 2019 (this “Amendment”), among REVLON CONSUMER PRODUCTS CORPORATION, a Delaware corporation (the “Borrower”), Holdings, the other Loan Parties, the Consenting Lenders (as defined below) party hereto, the Extending Lenders (as defined below) party hereto, each Issuing Lender and CITIBANK, N.A., as Administrative Agent, Collateral Agent, Issuing Lender, Local Fronting Lender and Swingline Lender (“Citi”).

WHEREAS, the Borrower, the Local Borrower Subsidiaries from time to time party thereto, REVLON, INC., a Delaware corporation, the Lenders from time to time party thereto, and Citi, have entered into that certain Asset-Based Revolving Credit Agreement dated as of September 7, 2016, as amended and restated by that certain Amendment No. 1, dated as of April 17, 2018, among the Borrower, Holdings, Citibank, N.A., as Administrative Agent, Collateral Agent, Issuing Lender and Swingline Lender and the certain Lenders party thereto (as further amended, restated, amended and restated, waived, supplemented or otherwise modified prior to the date hereof, the “Existing Credit Agreement” and the Existing Credit Agreement as amended hereby, the “Amended Credit Agreement”);

WHEREAS, the Borrower desires, pursuant to Section 2.26 of the Existing Credit Agreement, to extend the maturity of the Tranche B Revolving Facility (as extended or otherwise modified, the “Extended Revolving Facility” and the Revolving Commitments and Revolving Loans thereunder, “Extended Revolving Commitments” and “Extended Revolving Loans”; the Tranche B Revolving Facility and the Revolving Commitments and the Revolving Loans thereunder, in each case, prior to such extension, the “Existing Revolving Facility”, the “Existing Revolving Commitments” and the “Existing Revolving Loans”);

WHEREAS, each of the Tranche B Revolving Lenders party to the Existing Credit Agreement party hereto (each such Lender, an “Extending Lender”) has agreed to extend the maturity of its Tranche B Revolving Commitments and the Tranche B Revolving Loans thereunder, in each case, on the terms and subject to the conditions set forth herein;

WHEREAS, the Existing Credit Agreement shall be amended as set forth below on the terms and subject to the conditions set forth herein and the Borrower, Holdings, each other Loan Party and each Lender party to the Existing Credit Agreement party hereto (each such Lender, a “Consenting Lender”) have agreed to such amendments;

WHEREAS, each of the Administrative Agent, each Issuing Lender, each Local Fronting Lender and the Swingline Lender have agreed to the Amendment on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1.                          Extension of the Tranche B Facility.

(a)            On the terms and subject to the satisfaction (or waiver) of the conditions set forth in Section 6 hereof, each Extending Lender agrees that, as of the Amendment No. 2 Effective Date and pursuant to Section 2.26 of the Existing Credit Agreement, the Revolving Termination Date with respect to its Tranche B Revolving Commitments (and the Tranche B Revolving Loans thereunder) shall be the date that is two years after the Amendment No. 1 Effective Date.

(b)            Other than with respect to Revolving Termination Date and payment of the Extension Fee, the Extended Revolving Facility, the Extended Revolving Commitments and the Extended Revolving Loans shall be on the same terms and have the same guarantors and collateral as the Existing Revolving Facility, the Existing Revolving Commitments and the Existing Revolving Loan, in each case, after giving effect to the amendments set forth in Section 2 hereof.  For the avoidance of doubt, upon the occurrence of the Amendment No. 2 Effective Date, each reference in the Existing Credit Agreement to the “Tranche B Revolving Facility” (and any related definitions and references) shall refer to the Extended Revolving Facility, mutatis mutandis.  For the avoidance of doubt, the Extended Revolving Facility shall be an Extended Revolving Tranche and this Amendment an Extension Amendment for the purposes of Section 2.26 of the Existing Credit Agreement.

(c)            Upon the occurrence of the Amendment No. 2 Effective Date, all Letters of Credit issued and all Tranche B Revolving Loans borrowed pursuant to the Existing Revolving Commitments shall be deemed to be issued and borrowed, as applicable, pursuant to the Extended Revolving Commitments and all fees, interest and other amounts payable in connection with such Letters of Credit and Tranche B Revolving Loans shall continue to accrue and be payable in accordance with the terms of the Amended Credit Agreement.

Section 2.                          Certain Amendments.

(a)            On the terms and subject to the satisfaction (or waiver) of the conditions set forth in Section 6 hereof, the Existing Credit Agreement shall be amended to delete the stricken text (indicated textually in the same manner as the following sample: ~~double stricken text~~) and to add the underlined text (indicated textually in the same manner as the following example:  double underlined text), in each case, as set forth below:

(i)            The definition of “Consolidated EBITDA” is amended as follows:

“Consolidated EBITDA”:  of any Person for any period, shall mean the Consolidated Net Income of such Person and its Restricted Subsidiaries for such period plus, without duplication and, if applicable, except with respect to clauses (f), (n) and (s) of this definition, to the extent deducted in calculating such Consolidated Net Income for such period, the sum of:

(a)            provisions for taxes based on income (or similar taxes in lieu of income taxes), profits, capital (or equivalents), including federal, foreign, state, local, franchise, excise and similar taxes and foreign withholding taxes paid or accrued during such period (including penalties and interest related to taxes or arising from tax examinations);

(b)            Consolidated Net Interest Expense and, to the extent not reflected in such Consolidated Net Interest Expense, any net losses on hedging obligations or other derivative instruments entered into for the purpose of hedging interest rate risk or foreign exchange rate risk, amortization or write-off of debt discount and debt issuance costs and commissions, premiums, discounts and other fees and charges associated with Indebtedness (including commitment, letter of credit and administrative fees and charges with respect to the Facilities and the Term Loan Agreement);

(c)            depreciation and amortization expense and impairment charges (including deferred financing fees, original issue discount, amortization of convertible notes and other convertible debt instruments, capitalized software expenditures, amortization of intangibles (including goodwill), organization costs and amortization of unrecognized prior service costs, and actuarial gains and losses related to pensions, and other post-employment benefits);

(d)            all management, monitoring, consulting and advisory fees, and due diligence expense and other transaction fees and expenses and related expenses paid (or any accruals related to such fees or related expenses) (including by means of a dividend) during such period;

(e)            any extraordinary, unusual or non-recurring income or gains or charges, expenses or losses (including (x) gains or losses on sales of assets outside of the ordinary course of business, (y) restructuring and integration costs or reserves, including any retention and severance costs, costs associated with office and facility openings, closings and consolidations, relocation costs, contract termination costs, future lease commitments, excess pension charges and other non-recurring business optimization expenses and legal and settlement costs, and (z) any expenses in connection with the Transactions);

(f)             (A) to the extent covered by insurance and actually reimbursed, or, so long as such person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (x) not denied by the applicable carrier in writing within 180 days and (y) in fact reimbursed within 365 days following the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within such 365 days), expenses with respect to liability or casualty events or business interruption; and (B) amounts estimated in good faith to be received from insurance in respect of lost revenues or earnings in respect of liability or casualty events or business interruption (with a deduction for amounts actually received up to such estimated amount to the extent included in Consolidated EBITDA in a future period);

(g)            any other non-cash income or gains (other than the accrual of revenue in the ordinary course), but excluding any such items (i) in respect of which cash was received in a prior period or will be received in a future period or (ii) which represent the reversal in such period of any accrual of, or reserve for, anticipated cash charges in any prior period where such accrual or reserve is no longer required, all as determined on a consolidated basis;

(h)            transaction costs, fees, losses and expenses (in each case whether or not any transaction is actually consummated) (including those with respect to any amendments or waivers of the Loan Documents or the Term Loan Documents, and those payable in connection with the sale of Capital Stock, recapitalization, the incurrence of Indebtedness permitted by Section 7.2, transactions permitted by Section 7.4, Dispositions permitted by Section 7.5, or any Permitted Acquisition or other Investment permitted by Section 7.7);

(i)            accruals and reserves that are established or adjusted within twelve months after the Closing Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies;

(j)            all costs and expenses incurred in defending, settling and compromising any pending or threatened litigation claim, action or legal dispute up to an amount not to exceed $15,000,000 in such period;

(k)            charges, losses, lost profits, expenses or write-offs to the extent indemnified or insured by a third party, including expenses covered by indemnification provisions in any Qualified Contract or any agreement in connection with the Transactions, a Permitted Acquisition or any other acquisition or Investment permitted by Section 7.7, in each case, to the extent that coverage has not been denied (other than any such denial that is being contested by the Borrower and/or its Restricted Subsidiaries in good faith) and so long as such amounts are actually reimbursed to such Person and its Restricted Subsidiaries in cash within one year after the related amount is first added to Consolidated EBITDA pursuant to this clause (k) (and to the extent not so reimbursed within one year, such amount not reimbursed shall be deducted from Consolidated EBITDA during the next measurement period); it being understood that such amount may subsequently be included in Consolidated EBITDA in a measurement period to the extent of amounts actually reimbursed;

(l)            costs of surety bonds of such Person and its Restricted Subsidiaries in connection with financing activities;

(m)            costs associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith;

(n)            the amount of expected cost savings and other operating improvements and synergies reasonably identifiable and reasonably supportable (as determined by the Borrower or any Restricted Subsidiary in good faith) to be realized as a result of the Transactions, any acquisition or Disposition (including the termination or discontinuance of activities constituting such business), any Investment, operating expense reductions, operating improvements, restructurings, cost savings initiatives, operational changes or similar initiatives or transactions (including resulting from any head count reduction or closure of facilities) taken or committed to be taken during such (or any prior) period (in each case calculated on a pro forma basis as though such cost savings and other operating expense reductions, operating improvements and synergies had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions to the extent already included in the Consolidated Net Income for such period; provided, that (i) (A) such cost savings, operating improvements and synergies are reasonably anticipated to result from such actions and (B) actions resulting in such operating expense reductions or other operating improvements, synergies or cost savings are reasonably anticipated to have commenced within 18 months and (ii) no cost savings shall be added pursuant to this clause (n) to the extent already included in clause (e) above with respect to such period;

(o)            earn-out, contingent compensation and similar obligations incurred in connection with any acquisition or other investment and paid (if not previously accrued) or accrued;

(p)            net realized losses relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of FASB ASC 830 (including net realized losses from exchange rate fluctuations on intercompany balances and balance sheet items, net of realized gains from related Hedge Agreements);

(q)            costs, charges, accruals, reserves or expenses attributable to cost savings initiatives, operating expense reductions, transition, opening and pre-opening expenses, business optimization, management changes, restructurings and integrations (including inventory optimization programs, software and other intellectual property development costs, costs related to the closure or consolidation of facilities and curtailments, costs related to entry into new markets, consulting fees, signing costs, retention or completion bonuses, relocation expenses, severance payments, and modifications to pension and post-retirement employee benefit plans, new systems design and implementation costs and project startup costs) or other fees relating to any of the foregoing;

(r)             (i) any net realized loss resulting from fair value accounting required by FASB ASC 815 (including as a result of the mark-to-market of obligations of Hedge Agreements and other derivative instruments), (ii) any net realized loss resulting in such period from currency translation losses related to currency re-measurements of Indebtedness and (iii) the amount of loss resulting in such period from a sale of receivables, payment intangibles and related assets in connection with a receivables financing; and

(s)            cash receipts (or any netting arrangements resulting in reduced cash expenses) not included in Consolidated EBITDA in any period to the extent non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA pursuant to the below for any previous period and not added back, minus, to the extent reflected as income or a gain in the statement of such Consolidated Net Income for such period, the sum, without duplication, of:

(A)            the amount of cash received in such period in respect of any non-cash income or gain in a prior period (to the extent such non-cash income or gain previously increased Consolidated Net Income in a prior period);

(B)            net realized gains relating to mark-to-market of amounts denominated in foreign currencies resulting from the application of FASB ASC 830 (including net realized gains from exchange rate fluctuations on intercompany balances and balance sheet items, net of realized losses from related Hedge Agreements); and

(C)            (i) any net realized gain resulting from fair value accounting required by FASB ASC 815 (including as a result of the mark-to-market of obligations of Hedge Agreements and other derivative instruments), (ii) any net realized gain resulting in such period from currency translation gains related to currency re-measurements of Indebtedness and (iii) the amount of gain resulting in such period from a sale of receivables, payment intangibles and related assets in connection with a receivables financing;

provided, that for purposes of calculating Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for any period, the Consolidated EBITDA of any Person or Properties constituting a division or line of business of any business entity, division or line of business, in each case, acquired by Holdings, the Borrower or any of the Restricted Subsidiaries during such period and assuming any synergies, cost savings and other operating improvements to the extent determined by the Borrower in good faith to be reasonably anticipated to be realizable within 18 months following such acquisition, or of any Subsidiary designated as a Restricted Subsidiary during such period, shall be included on a pro forma basis for such period (but assuming the consummation of such acquisition or such designation, as the case may be, occurred on the first day of such period); provided, further, any expected or anticipated synergies, cost savings and other operating improvements added back pursuant to the preceding proviso or clause (n) above shall not exceed, in the aggregate, (a) for the periods ending on or prior to June 30, 2020, the greater of (i) $125,000,000 minus the amount of actual benefits realized during the period commencing January 1, 2019 through the end of the applicable reporting period from such synergies, cost savings and other operating improvements to the extent already included in the Consolidated Net Income for such period and (ii) 30% of Consolidated EBITDA (calculated prior to giving effect to such addbacks) and (b) for all reporting periods thereafter, 30% of Consolidated EBITDA (calculated prior to giving effect to such addbacks) for such periods.  With respect to each joint venture or minority investee of the Borrower or any of its Restricted Subsidiaries, for purposes of calculating Consolidated EBITDA, the amount of EBITDA (calculated in accordance with this definition) attributable to such joint venture or minority investee, as applicable, that shall be counted for such purposes (without duplication of amounts already included in Consolidated Net Income) shall equal the product of (x) the Borrower’s or such Restricted Subsidiary’s direct and/or indirect percentage ownership of such joint venture or minority investee and (y) the EBITDA (calculated in accordance with this definition) of such joint venture or minority investee.

Unless otherwise qualified, all references to “Consolidated EBITDA” in this Agreement shall refer to Consolidated EBITDA of the Borrower.

Consolidated EBITDA shall be deemed to be $223,400,000 for the fiscal quarter ended September 30, 2015, $126,800,000 for the fiscal quarter ended December 31, 2015, $69,700,000 for the fiscal quarter ended March 31, 2016 and $86,100,000 for the fiscal quarter ended June 30, 2016.

(ii)            The definition of “Liquidity Amount” is amended as follows:

“Liquidity Amount”: the sum equal to:

(a)            the difference equal to

(i)            the lesser of (A) the Tranche A Borrowing Base in effect as of such date (based on the Borrowing Base Certificate most recently delivered to the Administrative Agent pursuant to Section 6.2(g) and after giving effect to any Eligibility Reserve, Specified Reserve or Dilution Reserve with respect to the Tranche A Borrowing Base in effect at such time (if any), whether or not reflected on such Borrowing Base Certificate but without duplication) and (B) the then effective Tranche A Revolving Commitments minus

(ii)            the sum of (A) the aggregate Tranche A Revolving Extensions of Credit on such date and (B) any Availability Reserve with respect to the Tranche A Borrowing Base in effect on such date; ~~provided that, for purposes of calculating clause (a)(i), the Tranche A Borrowing Base shall not exceed 105% of the then effective Tranche A Revolving Commitments;~~ plus,

(b)            the difference equal to

(i)            the lesser of (A) the Tranche B Borrowing Base in effect as of such date (based on the Borrowing Base Certificate most recently delivered to the Administrative Agent pursuant to Section 6.2(g) and after giving effect to any Eligibility Reserve or Dilution Reserve with respect to the Tranche B Borrowing Base in effect at such time (if any), whether or not reflected on such Borrowing Base Certificate but without duplication) and (B) the then effective Tranche B Revolving Commitments minus

(ii)            the sum of (A) the aggregate Tranche B Revolving Extensions of Credit on such date and (B) any Availability Reserve with respect to the Tranche B Borrowing Base in effect on such date~~; provided that, for purposes of calculating clause (b)(i), the Tranche B Borrowing Base shall not exceed 105% of the then effective Tranche B Revolving Commitments~~.

(iii)            The definition of “Liquidity Event Period” is amended as follows:

“Liquidity Event Period”: any period after the delivery of the first Borrowing Base Certificate pursuant to Section 6.2(g), (a) beginning on the first date on which the Liquidity Amount is less than the greater of $35,000,000 and 10% of the Maximum Availability and (b) ending on the first date on which the Liquidity Amount shall have been equal to or greater than the greater of $35,000,000 and 10% of the Maximum Availability for 20 consecutive Business Days; provided that solely for the purposes of Sections 2.8(e), 2.18(d), 6.2(g), 6.7(e), 6.15(e) and any Deposit Account Control Agreement, Securities Control Agreement (and any other Security Document in respect of a Deposit Account or Securities Account) ~~Section 6.14~~, a Liquidity Event Period shall be any period after the delivery of the first Borrowing Base Certificate under Section 6.2(g), (x) beginning on the first date on which the Liquidity Amount is less than the greater of $50,000,000 ~~$45,000,000~~ and 15% of the Maximum Availability and (y) ending on the first date on which the Liquidity Amount shall have been equal to or greater than the greater of $50,000,000 ~~$45,000,000~~ and 15% of the Maximum Availability for 20 consecutive Business Days.

(iv)            The definition of “Payment Conditions” is amended as follows:

“Payment Conditions”: with respect to any transaction:

(a)

(i)            in the case of Restricted Payments made pursuant to Section 7.6(b), the Tranche A Availability minus all Revolving Extensions of Credit then outstanding determined on a pro forma basis after giving effect to such transaction as of the date of such transaction and during the 20 Business Day period immediately preceding such transaction is greater than or equal to ~~(x) if the Financial Covenant Fixed Charge Coverage Ratio on a pro forma basis for the Test Period most recently ended on or prior to the date of such transaction is greater than or equal to 1.00 to 1.00, the greater of $60,000,000 and 15% of the Tranche A Availability and (y) if the Financial Covenant Fixed Charge Coverage Ratio on a pro forma basis for such Test Period is less than 1.00 to 1.00, the greater of $80,000,000 and 20%~~ 25% of the Tranche A Availability; and

(ii)            in respect of any other transaction, the Tranche A Availability minus all Tranche A Revolving Extensions of Credit then outstanding determined on a pro forma basis after giving effect to such transaction as of the date of such transaction and during the 20 Business Day period immediately preceding such transaction is greater than or equal to (x) if the Financial Covenant Fixed Charge Coverage Ratio on a pro forma basis for such Test Period is greater than or equal to 1.00 to 1.00, the greater of $50,000,000 and 12.5% of the Tranche A Availability and (y) if the Financial Covenant Fixed Charge Coverage Ratio on a pro forma basis for such Test Period is less than 1.00 to 1.00, the greater of $70,000,000 and 17.5% of Tranche A Availability; and

(b)            there is no Default or Event of Default existing immediately before or after such transaction.

(v)            Section 2.34 of the Existing Credit Agreement is amended as follows:

2.34            MIRE Events.

Each of the parties hereto acknowledges and agrees that each MIRE Event after the Amendment No. 1 Effective Date shall be subject to (and conditioned upon): (1) the delivery to the Collateral Agent of all flood hazard determination certifications, acknowledgements and evidence of flood insurance and other flood-related documentation with respect to Mortgaged Properties or any Real Property that will become Mortgaged Property at such time as required by Flood Insurance Laws and as otherwise reasonably required by the Collateral Agent and (2) the Collateral Agent shall have confirmed that all reasonable flood insurance due diligence with respect to the information delivered pursuant to clause (1) has been completed to the reasonable satisfaction of the Collateral Agent and the Lenders (such confirmation not to be unreasonably withheld, conditioned or delayed); provided, that the condition in this clause (2) shall be deemed satisfied unless the Collateral Agent provides the Borrower with written notice to the contrary within 20 Business Days (or such shorter period agreed to by the Collateral Agent in its reasonable discretion) after the Borrower or the applicable Loan Party has complied with clause (1) above.

Promptly upon a Responsible Officer of the Borrower obtaining knowledge thereof, the Borrower shall give notice to the Administrative Agent of  any special flood hazard area status and flood disaster assistance executed by Holdings, the Borrower and any applicable Loan Party.

(vi)            Section 6.5(d) of the Existing Credit Agreement is amended as follows:

(d)            With respect to any Mortgaged Properties, if at any time the area in which the Premises (as defined in the Mortgages, if any) are located is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), with respect to which flood insurance has been made available under Flood Insurance Laws, the applicable Loan Party (A) will promptly upon notice thereof obtain and maintain, with financially sound and reputable insurance companies (except to the extent that any insurance company insuring the Mortgaged Property of the Loan Party ceases to be financially sound and reputable after the Closing Date, in which case, such Loan Party shall promptly replace such insurance company with a financially sound and reputable insurance company), flood insurance in such reasonable total amount as the Collateral Agent may from time to time reasonably require (such amount not to exceed 100% of the full replacement cost of the improvements on such Premises), and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws; provided, that a portion of such flood insurance may be obtained under the Flood Insurance Laws, ~~and~~ (B) promptly upon request of the Collateral Agent or any Lender, will deliver to the Collateral Agent evidence of such compliance in form and substance reasonably acceptable to the Collateral Agent, including, without limitation, evidence of annual renewals of such insurance and (C) name the Collateral Agent as lender loss payee and mortgagee with respect to such flood insurance.

(vii)            Section 6.14 of the Existing Credit Agreement is amended as follows:

6.14            Appraisals and Field Examinations.

(a)            The Company may and, upon request of the Administrative Agent, shall conduct, or cause to be conducted, at its expense, and present to the Administrative Agent for approval, such Appraisals, investigations and reviews as the Administrative Agent shall request for the purpose of determining the Tranche A Borrowing Base and the Tranche B Borrowing Base (which determination shall in each case apply jointly to the foregoing), all upon reasonable notice and at such times during normal business hours and as often as may be reasonably requested; provided, however, that unless ~~a Liquidity Event Period has commenced and is continuing or~~ a Default or Event of Default shall be continuing, the Administrative Agent shall not request any such Appraisal, investigation and review prior to the first anniversary of the Closing Date and shall request no more than ~~one~~ two such Appraisals, investigations and reviews in the aggregate during any 12-month period beginning on an anniversary of the Closing Date~~; provided, further, once a Liquidity Event Period has commenced and is continuing, the Administrative Agent shall request no more than two such Appraisals, investigations and reviews in the aggregate during any 12-month period beginning on the Closing Date or an anniversary thereof~~.  The Company shall furnish to the Administrative Agent any information that the Administrative Agent may reasonably request regarding the determination and calculation of the Tranche A Borrowing Base or the Tranche B Borrowing Base including correct and complete copies of any invoices, underlying agreements, instruments or other documents and the identity of all Account Debtors in respect of the Accounts referred to therein.

(b)            The Administrative Agent may, at the Company's sole cost and expense, make test verifications of the Accounts and physical verifications of Inventory in any manner and through any medium that the Administrative Agent reasonably considers advisable and conduct customary field examinations of the ABL Facility First Priority Collateral, and the Company shall furnish all such assistance and information as the Administrative Agent may reasonably require in connection therewith; provided, however, that unless a ~~Liquidity Event Period has commenced and is continuing or~~ a Default or Event of Default shall be continuing, the Administrative Agent shall not request any such verifications and customary field examination prior to the first anniversary of the Closing Date and shall request no more than ~~one~~ two such verifications and customary field examinations in the aggregate during any 12-month period beginning on an anniversary of the Closing Date~~; provided, further, once a Liquidity Event Period has commenced and is continuing, the Administrative Agent shall request no more than two such verifications and customary field examinations in the aggregate during any 12-month period beginning on the Closing Date or an anniversary thereof~~.  At any time and from time to time, upon the Administrative Agent's request and at the expense of the Company, the Company shall furnish to the Administrative Agent reports reasonably satisfactory to the Administrative Agent showing reconciliations, aging and test verifications of, and trial balances for, the Accounts; provided, however, that unless ~~a Liquidity Event Period has commenced and is continuing or~~ a Default or Event of Default shall be continuing, the Administrative Agent shall not request any such report prior to the first anniversary of the Closing Date and shall request no more than ~~one~~ two such reports during any 12-month period beginning on the Closing Date or an anniversary thereof~~; provided, further, that once a Liquidity Event Period has commenced and is continuing, the Administrative Agent shall request no more than two such reports in the aggregate during any 12-month period beginning on the Closing Date or an anniversary thereof~~.

(b)            Section 1.2 of the Existing Credit Agreement is amended by adding the following after clause (h):

(i)            For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized on the first date of its existence by the holders of its Equity Interests at such time.

(c)            Section 10.1(a)(E) of the Existing Credit Agreement is amended and restated as follows:

(E)            reduce the number of Appraisals, investigations, reviews, verifications and field examinations conducted and reports provided pursuant to Section 6.14 without the written consent of Supermajority Lenders;

Section 3.                          Interpretation.    For purposes of this Amendment, all terms used herein which are not otherwise defined herein, including but not limited to those terms used in the recitals hereto, shall have the respective meanings assigned thereto in the Amended Credit Agreement.

Section 4.                          Representations and Warranties.  In order to induce the Lenders party hereto to enter into this Amendment, Holdings and each Loan Party represents and warrants to each of the Lenders that as of the Amendment No. 2 Effective Date:

(a)            Holdings and each Loan Party has the corporate or other organizational power and authority to execute and deliver this Amendment, and to perform its obligations under this Amendment, the Amended Credit Agreement and the other Loan Documents to which it is a party, including, in the case of the Borrower, the power and authority to borrow under the Amended Credit Agreement, and Holdings and each Loan Party has taken all necessary corporate or other action to authorize the execution and delivery of this Amendment, and performance of its obligations under, this Amendment, the Amended Credit Agreement and the other Loan Documents to which it is a party, including, in the case of the Borrower, the authorization of borrowings under the Amended Credit Agreement;

(b)            the execution, delivery and performance of this Amendment by Holdings and each Loan Party (i) will not violate the organizational or governing documents of Holdings and each Loan Party, (ii) will not violate any Requirement of Law or Contractual Obligation binding on Holdings, the Borrower, any of its Restricted Subsidiaries or any Local Borrowing Subsidiary in any respect that would reasonably be expected to have a Material Adverse Effect, (iii) will not materially violate the terms governing the 2021 Notes or the 2024 Notes, or the Term Loan Documents and (iv) will not result in, or require, the creation or imposition of any Lien (other than Permitted Liens) on any of the respective properties or revenues of the Loan Parties and Local Borrowing Subsidiaries pursuant to any such Requirement of Law or Contractual Obligation;

(c)            this Amendment has been duly executed and delivered by Holdings and each Loan Party and this Amendment constitutes a legal, valid and binding obligation of Holdings and each Loan Party, enforceable against Holdings and each Loan Party in accordance with its terms, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law) and the implied covenants of good faith and fair dealing; and

(d)            (i) no Default or Event of Default exists and is continuing and (ii) all representations and warranties contained in the Existing Credit Agreement and in the other Loan Documents are true and correct in all material respects (or if qualified by materiality, in all respects) on and as of the date hereof, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they were true and correct in all material respects (or if qualified by materiality, in all respects) as of such earlier date.

Section 5.                          Fees.

(a)            On the Amendment No. 2 Effective Date, the Borrower shall pay to the Administrative Agent, for the benefit of each Extending Lender party hereto who has delivered its signature page to the Administrative Agent on or prior to the occurrence of the Amendment No. 2 Effective Date, an extension fee (the “Extension Fee”) equal to 0.25% of the aggregate principal amount of the Extended Revolving Commitments of such Extending Lender.

(b)            The Extension Fee shall be deemed fully earned and payable on the Amendment No. 2 Effective Date and will not be refundable under any circumstances.  All such fees shall not be subject to reduction by way of setoff or counter claim.  In addition, all such payments shall be made without deduction for any taxes, levies, imposts, duties, deductions, charges or withholdings imposed by any taxing authority or will be grossed up by the Borrower for such amounts, provided, that the recipient of any such payment shall have provided applicable tax forms to establish any available exemptions from withholding.  Each Extending Lender may share its fees hereunder with any of its affiliates.

Section 6.                          Effectiveness.

(a)            Section 1 and 2 of this Amendment shall become effective on the date (such date, if any, the “Amendment No. 2 Effective Date”) that the following conditions have been satisfied:

(i)            Signature Pages.  The Administrative Agent shall have received executed signature pages hereto from the Consenting Lenders constituting at least Required Lenders, the Extending Lenders, the Administrative Agent, each Issuing Lender, each Local Fronting Lender, the Swingline Lender, Holdings, the Borrower and each other Loan Party.

(ii)            Lien Searches.  The Administrative Agent shall have received the results of a recent lien search with respect to Holdings and each Loan Party reasonably satisfactory to the Administrative Agent.

(iii)            Legal Opinions.  The Administrative Agent shall have received an executed legal opinion of the following, in each case, in form and substance reasonably satisfactory to the Administrative Agent.

(A)            Paul, Weiss, Rifkind, Wharton & Garrison LLP, as special New York counsel to Holdings and the Loan Parties,

(B)            Akerman LLP, as special Florida counsel to Holdings and the Loan Parties,

(C)            Lubin, Olson, & Niewiadomski LLP, as special California counsel to Holdings and the Loan Parties,

(D)            Osler, Hoskin & Harcourt LLP, as special Canada counsel to Holdings and the Loan Parties,

(E)            In-house counsel for Holdings and certain other Loan Parties, and

(F)            Latham & Watkins LLP, special U.K. counsel to the Administrative Agent.

(iv)            Officer’s Certificate.  The Administrative Agent shall have received a certificate from the Borrower, dated the Amendment No. 2 Effective Date, substantially in the form of Exhibit C to the Existing Credit Agreement, mutatis mutandis;

(v)            Corporate Proceedings of Holdings and the Loan Parties.  The Administrative Agent shall have received a copy of the resolutions or equivalent action, in form and substance reasonably satisfactory to the Administrative Agent, of the Board of Directors of Holdings and each Loan Party authorizing, as applicable, the execution, delivery of this Amendment and the performance of this Amendment and the Amended Credit Agreement, certified by the Secretary, an Assistant Secretary or other authorized representatives of Holdings and each Loan Party as of the Amendment No. 2 Effective Date, which certificate shall state that the resolutions or other action thereby certified have not been amended, modified (except as any later such resolution or other action may modify any earlier such resolution or other action), revoked or rescinded and are in full force and effect and, in respect of Revlon International Corporation (UK Branch) and Elizabeth Arden (UK) Ltd only, confirm that the guaranteeing or securing of the Secured Obligations would not cause any guarantee, security or similar limit binding on Holdings or any Loan Party to be exceeded.

(vi)            Incumbency Certificates of Holdings and the Loan Parties.  The Administrative Agent shall have received a certificate of Holdings and each Loan Party authorizing, as applicable, the execution, delivery and performance of this Amendment and the Amended Credit Agreement, dated the Amendment No. 2 Effective Date, as to the incumbency and signature of the officers or other authorized signatories of Holdings and each Loan Party executing this Amendment executed by a Responsible Officer or other authorized representative and the Secretary, any Assistant Secretary or another authorized representative of Holdings and each Loan Party.

(vii)            Governing Documents.  The Administrative Agent shall have received copies of the certificate or articles of incorporation and by-laws (or other similar governing documents serving the purposes) of Holdings and each Loan Party, certified as of the Amendment No. 2 Effective Date as complete and correct copies thereof by the Secretary, an Assistant Secretary or other authorized representative of Holdings and each Loan Party; provided that Holdings or the applicable Loan Party shall not be required to deliver any such copies to the extent the same have not been amended or otherwise modified since April 17, 2018 as certified by an authorized representative of the Borrower.

(viii)            Solvency.  The Administrative Agent shall have received a solvency certificate signed by the chief financial officer on behalf of the Borrower, substantially in the form of Exhibit G to the Existing Credit Agreement, after giving effect to the Amendment or, at the Borrower’s option, a solvency opinion from an independent investment bank or valuation firm of national recognized standing.

(ix)            Fees.  The Borrowers shall pay the fees payable pursuant to the Engagement Letter, dated as of February 19, 2019 among the Borrower and Citigroup Global Markets Inc. and, without duplication, pursuant to Section 5 hereof, in each case, on the Amendment No. 2 Effective Date.

(x)            Patriot Act.  The Administrative Agent and the Lenders shall have received at least two days prior to the Amendment No. 2 Effective Date (as determined disregarding the satisfaction of the condition in this clause (x)) all documentation and other information requested by any Lender no less than five days prior to the Amendment No. 2 Effective Date (as determined disregarding the satisfaction of the condition in this clause (x)) that such Lender reasonably determines is required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act and 31 C.F.R. § 1010.320 (the “Beneficial Ownership Regulation”).

(b)            The Administrative Agent shall promptly notify the Borrower and the Lenders in writing when the Amendment No. 2 Effective Date has occurred.  For purposes of determining compliance with the conditions specified in this Section 6, each Extending Lender, Consenting Lender, Issuing Lender, Local Fronting Lender and Swingline Lender that has signed this Amendment shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter required hereunder to be consented to or approved by or acceptable or satisfactory to a Lender.

Section 7.              Expenses.  Without duplication of Section 6(a)(ix), the Borrower shall pay or cause to be paid all reasonable and documented out-of-pocket expenses of the Administrative Agent incurred in connection with the preparation, execution and delivery of this Amendment and the other instruments and documents to be delivered hereunder, if any (including the reasonable and documented fees, disbursements and other charges of Latham & Watkins LLP, counsel for the Administrative Agent).

Section 8.            Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all of which when taken together shall constitute a single instrument.  Delivery of an executed counterpart of a signature page of this Amendment by facsimile or any other electronic transmission shall be effective as delivery of a manually executed counterpart hereof.

Section 9.            Applicable Law.  THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS TO THE EXTENT THAT THE SAME ARE NOT MANDATORILY APPLICABLE BY STATUTE AND THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 10.             Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Section 11.                          Effect of Amendment.

(a)            On the Amendment No. 2 Effective Date, the Existing Credit Agreement shall be amended in its entirety in accordance with this Amendment, and the Existing Credit Agreement shall thereafter be of no further force and effect and shall be deemed replaced and superseded in all respects by the Amended Credit Agreement, except for (i) the representations and warranties made by Holdings and the Loan Parties prior to the Amendment No. 2 Effective Date (which representations and warranties made prior to the Amendment No. 2 Effective Date shall not be superseded or rendered ineffective by this Amendment as they pertain to the period prior to the Amendment No. 2 Effective Date) and (ii) any action or omission performed or required to be performed pursuant to the Existing Credit Agreement prior to the Amendment No. 2 Effective Date.  For the avoidance of doubt, any certificate or other document the form of which is set out in any exhibit attached to the Existing Credit Agreement or any other Loan Document may be revised, as applicable, to refer to the Amended Credit Agreement.

(b)            Each of Holdings and the Loan Parties party hereto (the “Reaffirming Parties”) acknowledges receipt of a copy of this Amendment, and (i) hereby consents to the amendments to the Existing Credit Agreement, (ii) hereby confirms and reaffirms its respective guarantees, pledges, grants of security interests and other obligations, as applicable, under and subject to the terms of each of the Security Documents (each, as defined in the Amended Credit Agreement) (collectively, the “Reaffirmed Documents”) to which it is party, (iii) agrees that, notwithstanding the effectiveness of this Amendment or any of the transactions contemplated thereby, such guarantees, pledges, grants of security interests and other obligations, and the terms of each of the Reaffirmed Documents to which it is a party and the security interests created thereby, are not impaired or adversely affected in any manner whatsoever and shall continue to be in full force and effect and shall continue to secure all the Obligations (as defined in the Existing Credit Agreement), as amended, increased and/or extended pursuant to this Amendment and (iv) this Amendment shall not evidence or result in a novation of such Obligations or the Reaffirmed Documents.  Furthermore, Revlon International Corporation (UK Branch) and Elizabeth Arden (UK) Ltd hereby confirm that this Amendment was originally contemplated and within the purview of the Existing Credit Agreement and there shall be no grant of new security interest under the Security Documents governed by English law pursuant to this Amendment.  In furtherance of the foregoing, each Reaffirming Party (except for Revlon International Corporation (UK Branch) and Elizabeth Arden (UK) Ltd) does hereby grant to the Administrative Agent a security interest in all Collateral described in any Reaffirmed Document as security for the obligations set out in such Reaffirmed Document, as amended, increased and/or extended pursuant to this Amendment, subject in each case to any applicable limitations set forth in any such Reaffirmed Document.

(c)            Each of the Loan Parties, on its own behalf and on behalf of its predecessors, successors, legal representatives and assigns (each of the foregoing, collectively, the “Releasing Parties”) hereby acknowledges and stipulates that as of the Amendment No. 2 Effective Date, none of the Releasing Parties has any claims or causes of action of any kind whatsoever against, or any grounds or cause for reduction, modification, set as aside or subordination of any indebtedness or other obligations owned to or any liens or security interests in favor of the Administrative Agent, the Extending Lenders, the Consenting Lenders, the Swingline Lender, any Local Fronting Lender, any Issuing Lender or any other Secured Party or any of their respective affiliates, officers, directors, employees, agents, attorneys or representatives or against any of their respective predecessors, successors or assigns (each of the foregoing, collectively, the “Released Parties”) (other than such claims or causes of action that arise from the explicit obligations of the Administrative Agent, the Extending Lenders, the Consenting Lenders, the Swingline Lender, the Local Fronting Lenders, the Issuing Lenders and the other Secured Parties in the Loan Documents (such claims or causes of action, “Surviving Claims”)).  In partial consideration for the agreement of the Administrative Agent, the Extending Lenders, the Consenting Lenders, the Swingline Lender, any Local Fronting Lender and any Issuing Lender party hereto to enter into this Amendment, each Releasing Party hereby unconditionally waives and fully and forever releases, remises, discharges and holds harmless the Released Parties from any and all claims, causes of action, demands, liabilities of any kind whatsoever, whether direct or indirect, fixed or contingent, liquidated or unliquidated, disputed or undisputed, known or unknown, which any of the Releasing Parties has or may acquire in the future relating in any way to any event, circumstance, action or failure to act at any time on or prior to the Amendment No. 2 Effective Date (other than the Surviving Claims), such waiver, release and discharge being made with full knowledge and understanding of the circumstances and effects of such waiver, release and discharge, and after having consulted legal counsel of its own choosing with respect thereto.  This paragraph is in addition to any other release of any of the Released Parties by the Releasing Parties and shall not in any way limit any other release, covenant not to sue or waiver by the Releasing Parties in favor of the Released Parties.

(d)            On and after the Amendment No. 2 Effective Date, this Amendment shall for all purposes constitute a Loan Document.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

REVLON CONSUMER PRODUCTS
CORPORATION, as Borrower

By:	/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Senior Vice President, Deputy
General Counsel and Secretary

REVLON, INC., as Holdings

By:	/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Senior Vice President, Deputy
General Counsel and Secretary

[Signature Page to Amendment No. 2]

ALMAY, INC.
ART & SCIENCE, LTD.
BARI COSMETICS, LTD.
BEAUTYGE BRANDS USA, INC.
BEAUTYGE USA., INC.
CHARLES REVSON INC.
CREATIVE NAIL DESIGN, INC.
CUTEX, INC.
DF ENTERPRISES, INC.
ELIZABETH ARDEN (CANADA) LIMITED
ELIZABETH ARDEN (FINANCING), INC.
ELIZABETH ARDEN (UK) LTD
ELIZABETH ARDEN INTERNATIONAL HOLDING, INC.
ELIZABETH ARDEN INVESTMENTS, LLC
ELIZABETH ARDEN NM, LLC
ELIZABETH ARDEN TRAVEL RETAIL, INC.
ELIZABETH ARDEN USC, LLC
ELIZABETH ARDEN, INC.
FD MANAGEMENT, INC.
NORTH AMERICA REVSALE INC.
OPP PRODUCTS, INC.
PPI TWO CORPORATION
RDEN MANAGEMENT, INC.
REALISTIC ROUX PROFESSIONAL PRODUCTS INC.
REVLON CANADA, INC.
REVLON DEVELOPMENT CORP.
REVLON GOVERNMENT SALES, INC.
REVLON INTERNATIONAL CORPORATION
REVLON PROFESSIONAL HOLDING COMPANY LLC
RIROS CORPORATION
RIROS GROUP INC.
RML, LLC
ROUX LABORATORIES, INC.
ROUX PROPERTIES JACKSONVILLE, LLC
SINFULCOLORS INC.

By:	/s/ Michael T. Sheehan
Name: Michael T. Sheehan
Title: Vice President and Secretary

[Signature Page to Amendment No. 2]

CITIBANK, N.A., as Administrative Agent,
Collateral Agent, Issuing Lender, Local Fronting
Lender and Swingline Lender

By:	/s/ Thomas M. Halsch
Name: Thomas M. Halsch
Title: Vice President

[Signature Page to Amendment No. 2]

CITIBANK, N.A., as Extending Lender and
Consenting Lender

By:	/s/ Thomas M. Halsch
Name: Thomas M. Halsch
Title: Vice President

[Signature Page to Amendment No. 2]

Wells Fargo Bank, National Association, as a
Lender

By:	/s/ Sherrill Hornett
Name: Sherrill Hornett
Title: Authorized Signatory

[Signature Page to Amendment No. 2]

JPMORGAN CHASE BANK, N.A. as a
Consenting Lender and Extending Lender

By:	/s/ Donna DiForio
Name: Donna DiForio
Title: Authorized Officer

[Signature Page to Amendment No. 2]

Barclays Bank PLC, as a Consenting Lender and
Extending Lender

By:	/s/ Ronnie Glenn
Name: Ronnie Glenn
Title: Director

[Signature Page to Amendment No. 2]

MACQUARIE CAPITAL FUNDING LLC, as a
Consenting Lender and Extending Lender

By:	/s/ Jeffrey Abt
Name: Jeffrey Abt
Title: Authorized Signatory

By:	/s/ Mimi Shih
Name: Mimi Shih
Title: Authorized Signatory

[Signature Page to Amendment No. 2]

Deutsche Bank AG New York Branch, as a
Consenting Lender

By:	/s/ Frank Fazio
Name: Frank Fazio
Title: Managing Director

By:	/s/ Stephen R. Lapidus
Name: Stephen R. Lapidus
Title: Director

[Signature Page to Amendment No. 2]

CREDIT SUISSE AG, CAYMAN ISLANDS
BRANCH, as a Consenting Lender and Extending
Lender

By:	/s/ William O’Daly
Name: William O’Daly
Title: Authorized Signatory

By:	/s/ Andrew Griffin
Name: Andrew Griffin
Title: Authorized Signatory

[Signature Page to Amendment No. 2]

BANK OF AMERICA, N.A. as a Lender

By:	/s/ Galina Evelson
Name: Galina Evelson
Title: Vice President

[Signature Page to Amendment No. 2]